Gym Rat Films LLC
BALANCE SHEET
As of December 31, 2022

	31-Dec-21
ASSETS	
Current Assets	5,449.71
Other Current Assets	0.00
Total Current Assets	5,449.71
LIABILITIES & EQUITY	
Equity	
Member Investment	216,482.08
Net Income	-211,032.37
TOTAL LIABILITIES & EQUITY	5,449.71

Gym Rat Films LLC
Statement of Cash Flows
January through December 2022

	JAN-DEC 2022
OPERATING ACTIVITIES	
Net Income	-81,034.29
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Member Investment	1875.08
Loan	330
Net cash provided by Operating Activities	-78,829.21
Net cash increase for period	
Cash at beginning of period	84,278.92
Cash at end of period	5,449.71

Gym Rat Films LLC
Profit & Loss
Accrual Basis   **January through December 2022**

		JAN-DEC 2022
Income	Refunds	4052.71
Expense		
	Bank Fees	12
	Subcontractor	43,758.68
	Rentals	29449.59
	Taxes	233.08
	Production Expenses	11633.65
	Total	85,087.00
Net Income		81,034.29

Gym Rat Films LLC
Statement of Changes in Member's Equity

Accrual Basis | **As of December 31, 2022**

	JAN-DEC 2022
Beginning Balance	84,278.92
Contributions	1875.08
Net Loss for the period	-81,034.29
Ending Balance	5,119.71